

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 16, 2016

<u>Via E-mail</u>
Jason Grubb
Manager and Chief Executive Officer
EFCAR, LLC
222 West Las Colinas Boulevard
Suite 1800 N
Irving, Texas 75039

> **Re: EFCAR, LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed November 4, 2016**
> **File No. 333-213381**

Dear Mr. Grubb:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2016 letter.

<u>Prospectus Cover</u>

1. We note your response to prior comment 2. We also note the description of the hedge agreement on the cover page of which states "[The issuing entity will enter into a hedge agreement with [hedge counterparty] for the purpose of providing an additional source of funds for payments on the notes.]" The phrase "additional source of funds for payments on the notes" implies that the hedge agreement would provide credit enhancement in accordance with Item 1114 of Regulation AB. Please revise this description to clarify that the hedge agreement would be a derivative that is used to alter the payment characteristic of the cash flow from the issuing entity in accordance with Item 1115 of Regulation AB.

The Sponsor's Automobile Financing Program

Credit Underwriting, page 57

2. We note your response to prior comment 13. We disagree with the part of your response indicating that the materiality threshold for disclosure under Regulation AB is ten percent of the pool. The item requirements to which you refer are unrelated to the disclosure requested by our prior comment 13, and the Commission has consistently stated that materiality is judged from the standpoint of a reasonable investor and whether there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision. However, we note that your revisions to the prospectus in addition to the response in the first paragraph imply that the electronic contracts are originated under the same criteria as all other contracts, although the manner in which the contracts are created (i.e., electronically) and stored in an electronic vault may be different than for non-electronic contracts. Please confirm to us that the electronic contracts are originated under the same criteria as what you have disclosed in the prospectus in the registration statement.

3. We note the revised disclosure you provided in response to prior comment 14 – in particular, you state that "a proprietary scoring model was developed internally based on a pooled sample of recently originated auto loans obtained from the credit bureaus." We also note that you have indicated that the model is based on "key factors that predict an applicant's probability of paying the amount due under the contract," but no explanation of those factors has been provided. We do not believe this adequately describes the credit scoring model, which, as we previously noted, you are using to provide investors with quantitative tabular information. The disclosure about the model should enable investors to assess the tabular information you have provided about the credit quality for the contracts in the pool. Please revise.

4. We also note your response states that the corresponding language in the form of prospectus remains under review by Exeter. Please tell us when the language is no longer under review.

<u>Loan Servicing, page 58</u>

5. We note that you added bracketed language in this section that disclosure is under review by Exeter. Please tell us when the disclosure is no longer under review.

You may contact Michelle Stasny, Special Counsel, at (202) 551-3674 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Walter Evans, Esq.
        Exeter Finance Corp.

        John P. Keiserman, Esq.
        Katten Muchin Rosenman LLP